Exhibit 12.1

	For the Three Months Ended March 31, 2014		Years Ended December 31,
			2013		2012		2011		2010		2009
	(in thousands)
Fixed Charges:
Interest Charges	25,227		$75,782		$56,650		$12,388		$3,995		$2,801
Series A Convertible Preferred Units of Eureka Hunter Holdings, LLC, cumulative distribution rate of 8.0%	4,028		14,323		8,090		—		—		—
Series B Convertible Preferred Stock, cumulative, dividend rate 2.75%	—		—		—		—		131		—
Series C Cumulative Perpetual Preferred Stock, cumulative dividend rate 10.25%	2,562		10,248		10,248		10,248		2,336		26
Series D Cumulative Preferred Stock, cumulative dividend rate 8.0%	4,424		17,655		11,699		3,759		—		—
Series E preferred stock, cumulative dividend rate 8.0%	1,834		7,561		894		—		—		—
Total Fixed Charges	$38,075		$125,569		$87,581		$26,395		$6,462		$2,827

Loss Before Taxes and Non-controlling Interest	$(37,901)		$(274,349)		$(138,968)		$(59,676)		$(22,812)		$(15,633)
Fixed Charges (Calculated Above)	38,075		125,569		87,581		26,395		6,462		2,827
Less: Capitalized Interest	(525)		(2,396)		(4,240)		—		—		—
Less: Series A Convertible Preferred Units of Eureka Hunter Holdings, LLC, cumulative distribution rate of 8.0%	(4,028)		(14,323)		(8,090)		—		—		—
Earnings	$(4,379)		$(165,499)		$(63,717)		$(33,281)		$(16,350)		$(12,806)

Ratio of Earnings to Fixed Charges with Preferred Dividend (1)	—	(7)	—	(6)	—	(5)	—	(4)	—	(3)	—	(2)

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and non-controlling interest, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized), amortization of deferred financing costs and an estimate of the interest within rental expense. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(2)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2009 by $15.6 million
(3)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2010 by $22.8 million
(4)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2011 by $59.7 million
(5)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2012 by $139.0 million
(6)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2013 by $274.3 million
(7)	Earnings were inadequate to cover fixed charges for the three months ended March 31, 2014 by $37.9 million